UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FABRINET

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-34775	Not applicable
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman

KY1-9005

Cayman Islands

(Address of principal executive offices)

Toh-Seng Ng

Chief Financial Officer

+66 2-524-9600

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Fabrinet (“Fabrinet” or the “Company”) is filed as Exhibit 1.01 hereto and is publicly available at http://fabrinet.com/services/supply-chain.

The full text of Fabrinet’s Conflict Minerals Sourcing Policy is publicly available at https://fabrinet.com/wp-content/uploads/2015/11/FN-Conflict-Minerals-Sourcing-Policy-01.01.19.pdf.

Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Fabrinet Conflict Minerals Report for Calendar Year 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FABRINET
(Registrant)

By:	/s/ Toh-Seng Ng	May 23, 2019
	Toh-Seng Ng	(Date)
Executive Vice President, Chief Financial Officer